Material Fact October | 2026

Exercise of Subscription Warrants
by American Airlines

São Paulo, October 20, 2026 – Azul S.A. (B3: AZUL3; NYSE: AZUL) (“Azul” or the “Company”), in compliance with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) Resolution No. 44, dated August 23, 2021, and Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, and further to the Material Fact disclosed on May 21, 2026, hereby informs its shareholders and the market in general that, on October 19th, 2026, it received a notice of exercise with respect to all of the warrants to subscribe for common shares issued by the Company and held by American Airlines, Inc. (“American” and the “American Subscription Warrants”, respectively).

In such notice, American informed the Company of its exercise of all of the American Subscription Warrants, comprising: (i) 3,958,429,263,261 Series 1 (AZUL11) American Subscription Warrants; and (ii) 5,449,247 Series 4 (AZUL19) American Subscription Warrants.

On the date hereof, a meeting of the Company’s Board of Directors was held to confirm the capital increase resulting from the exercise of: (i) all of the American Subscription Warrants by American; (ii) 43,990,650,000 additional Series 1 subscription warrants by other investors; (iii) 699,750,000 Series 2 subscription warrants by other investors; (iv) 12,978,600,000 Series 3 subscription warrants by other investors; and (v) 48,091 additional Series 4 subscription warrants by other investors (collectively, the “Exercised Warrants”), resulting in a total share capital increase of BRL 512,811,716.28.

A total of 31,838,775 common shares were issued as a result of the exercise of the American Subscription Warrants by American, and 432,551 common shares were issued as a result of the exercise of the other Exercised Warrants by other investors. Immediately following such issuance, Azul has 400,829,250 common shares outstanding.

The common shares issuable upon the exercise of the American Subscription Warrants were delivered on the date hereof directly in book-entry form, and American informed the Company that it would proceed to deposit those common shares into the Company’s ADR program. As for Exercised Warrants exercised through B3 by other investors, the corresponding common shares will be delivered directly through the exchange system within 3 business days.

Additionally, as provided for in the material fact disclosed on February 19, 2026, in light of the exercise of the American Subscription Warrants and the consequent consummation of American’s investment in the Company, on the date hereof, Mr. John Peter Rodgerson resigned from his positions as a member of the Company’s Board of Directors and the Strategy Committee, and his alternate, Mr. Jeff Ogar, assumed the position as a member of the Company’s Board of Directors and the Strategy Committee. Mr. John Peter Rodgerson remains in office as the Company’s Chief Executive Officer.

Summary biographical information for Mr. Jeff Ogar is set out below:

Jeff Ogar currently serves as Head of Airline Partnerships at American Airlines, a position he has held since 2023, and as a Director of JetSMART, a role he assumed in 2025. From 2019 to 2023, he was General Counsel, Corporate Secretary, and Director of the Stand Together Chamber of Commerce, leading the organization's legal and strategic affairs. Previously, from 2010 to 2019, he served as Chief Counsel for Antitrust and Trade Regulation at Georgia-Pacific LLC, where he was responsible for competition and trade regulation matters. From 2003 to 2010, Jeff worked as Senior Attorney for Competition Law and Regulatory Affairs at American Airlines, advising the company on regulatory and competition law matters.

Azul will keep its shareholders and the market duly informed of any material developments related to the matters addressed in this Material Fact, in accordance with applicable laws and regulations.

About Azul

Azul S.A. (B3: AZUL3; NYSE: AZUL) is the largest airline in Brazil by number of cities served, operating approximately 800 daily flights to more than 130 destinations. With an operating fleet of over 150 aircraft and more than 14,000 Crewmembers, Azul offers more than 250 direct routes. In 2020, Azul was named

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Material Fact October | 2026

the World’s Best Airline by the TripAdvisor Travelers' Choice awards, becoming the first Brazilian company to receive this recognition. For more information, visit https://ri.voeazul.com.br/.

Contact

Investor Relations
Tel: +55 11 4831 2880
invest@voeazul.com.br

Press Relations
Tel: +55 11 98196-1035
imprensa@voeazul.com.br

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